SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                              FORM 12b-25

                                     Commission File Number: -02290 0
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                      NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K  [ ]  Form 11-k  [ ]  Form 2-F
[ ]  Form 10-Q  [ ]  Form N-SAR

For Period Ended:
                        December 31, 1996
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[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
______________________________________________________________________

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                         PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________

______________________________________________________________________


                    PART I.  REGISTRANT INFORMATION


Full name of registrant

             Efficiency Lodge, Inc.
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Former name if applicable

            Southern Acceptance Corporation
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Address of principal executive office (STREET AND NUMBER)

            5342 Old Floyd Road
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City, State and Zip Code

             Mableton, Georgia  30059
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                   PART II.  RULE 12B-25 (B) AND (C)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K, will be filed on or before the 15th calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As disclosed in the Registrant's Form 8-K Current Report, filed on
January 15, 1997, the Registrant completed a merger of Efficiency Lodge,
Inc. with and into the Registrant. Pursuant to the terms of the merger, the Registrant changed its name from "Southern Acceptance Corporation, Inc." to "Efficiency Lodge, Inc." and a change in control of the Registrant occurred. Because of this merger, the management of the Registrant has been involved in the combining of the businesses, operations and personnel of the two companies. It has taken a few days longer than anticipated to pull the necessary materials together for preparation of the 10-K Report. Consequently, the Registrant has been unable to file its Form 10-KSB within the prescribed time for the year ended December 31, 1996. The reasons causing the Registrant to be unable to file timely could not be eliminated without unreasonable effort or expense. The subject annual report will be filed no later than the fifteenth calendar day following the prescribed due date.

                      PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

            Roy E. Barnes                (770)          819-0039
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              (Name)                   (Area Code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [ ] Yes   [x] No

The registrant filed a Form 12b-25 Notification of Late Filing for its fiscal year ended December 31, 1995.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [x] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For explanation, see attached Exhibit 1.

                   EFFICIENCY LODGE, INC.
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             (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date

   March 31, 1996
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By   Roy E. Barnes
     Secretary-Treasurer
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          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                         GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
Rule 0-3 of the General Rules and Regulations under the Act.   The
information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.

                  Exhibit 1

     The Registrant anticipates that significant changes in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Registrant's 10-KSB. As a result of the merger of Efficiency Lodge, Inc., ("ELI") with and into the Registrant on December 31, 1996, as described in the Registrant's Form 8-K Current report filed on January 15, 1997, the Registrant is now engaged in a much larger business. Prior to the merger, the Registrant had a very small real estate business with Revenues for its year ended December 31, 1995 of $224,574, and a Net Loss of $156,302. ELI, which merged into the Registrant effective December 31, 1996, is an extended stay lodging company which had Revenues of $3,292,952 in its year ending December 31, 1995 and Net Earnings of $237,059. The results of operations for the Registrant should closely resemble those discussed in connection with ELI in the Registrant's Proxy Statement, dated October 8, 1996.